UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2011

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form 11-K
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	Keyuan Petrochemicals, Inc.

Former name if applicable

Address of principal executive office	Qingshi Industrial Park, Ningbo Economic & Technological Development Zone

City, state and zip code	Ningbo, Zhejiang Province, P.R. China 315803

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-Q for the three months ended September 30, 2011 in a timely manner because the compilation, dissemination and review of the information required to be presented in the Form 10-Q has imposed time constraints on the Company that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the Registrant.

PART IV
OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Fan Zhang	(011-86-574)	8623-2904
(Name)	(Area Code)	(Telephone Number

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes      ☐ No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes      ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate a net loss of approximately $10.7 million for the three months ended September 30, 2011, as compared to net income of approximately $21.1 million in the same period in 2010. The loss was mainly due to the higher cost of sales and the increase in legal, consulting and investigation expenses, in addition to a 19 day suspension of production caused by the upgrade of the local power grid. The higher cost of sales was mainly caused by the timing of our procurement of raw materials.  In the third quarter of 2011, the price fluctuation of raw material was significant and we obtained a large portion of raw materials at a higher price point. Our raw material price was $676 per metric ton, as compared to the average market price of $656 per metric ton from June to August during which we procured our raw material for the third quarter. We estimate that the timing of our purchases had an impact of approximately $2.5 million on the cost of sales. In addition, in September 2011, production was suspended for 19 days during which we still incurred estimated expenses of $1 million including depreciation, labor cost and various other manufacturing overhead.  The lower percentage of cost of sales for the three months ended September 30 2010 was due to the inclusion of the consumption tax refund in the first three quarters. Operating Expenses: Operating expenses, including selling expenses, and general and administrative expenses, were approximately $5.1 million, or 3.1% of sales for the three months ended September 30, 2011 as compared to $2.3 million, or 1.5% of sales for the three months ended September 30, 2010, an increase of approximately $2.8 million. The increase was due to various public company expenses including various legal and consulting services. In the three months ended September 30, 2011, we also incurred expenses of approximately $1.8 million in connection with the independent investigation However, as our independent auditors  have not yet completed their review of our interim report of the three months ended September 30, 2011, the foregoing results are subject to change and adjustment in our Form 10-Q for the period ended September 30, 2011.

Keyuan Petrochemicals, Inc.

Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Keyuan Petrochemicals, Inc.

Date: November 15, 2011	By:	/s/ Chunfeng Tao
Chunfeng Tao
Chief Executive Officer